[Thomas Weisel Partners Letterhead]
March 30, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	Vocus, Inc.
Registration Statement on Form S-3 (File No. 333-141050)
Ladies and Gentlemen:
     As the Representatives of the several underwriters of the proposed public offering of 3,283,137 shares of common stock of Vocus, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4 p.m. (Eastern Standard Time) on April 4 , 2007, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated March 26, 2007 through the date hereof.
     Preliminary Prospectus dated March 26, 2007:
     9,064 copies to prospective Underwriters, institutional investors, dealers and others.
The undersigned advise that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

THOMAS WEISEL PARTNERS LLC
RBC CAPITAL MARKETS CORPORATION
WACHOVIA CAPITAL MARKETS, LLC
WILLIAM BLAIR & COMPANY, L.L.C
CANACCORD ADAMS INC.
PACIFIC CREST SECURITIES INC.
As Representatives of the several Underwriters

By:	THOMAS WEISEL PARTNERS LLC

By:	/s/ Brad Raymond
	Name:	Brad Raymond
	Title:	Managing Director